FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca-Alexion transaction cleared in the UK

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

THIS IS AN ANNOUNCEMENT AND NOT A CIRCULAR OR PROSPECTUS OR EQUIVALENT DOCUMENT FOR THE PURPOSES OF THE UK PROSPECTUS REGULATION RULES OR THE UK AND EU PROSPECTUS REGULATIONS. THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF, AND SHOULD NOT BE CONSTRUED AS, ANY OFFER, INVITATION OR RECOMMENDATION TO PURCHASE, SELL OR SUBSCRIBE FOR ANY SECURITIES IN ANY JURISDICTION AND NEITHER THE ISSUE OF THE INFORMATION NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF OR BE RELIED UPON IN CONNECTION WITH, OR ACT AS AN INDUCEMENT TO ENTER INTO, ANY INVESTMENT ACTIVITY. INVESTORS AND PROSPECTIVE INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION ON THE BASIS OF ITS CONTENTS.

14 July 2021 07:05 BST

AstraZeneca receives final regulatory clearance for the proposed acquisition of Alexion from the UK's Competition and Markets Authority

The UK Competition and Markets Authority has cleared AstraZeneca's proposed acquisition of Alexion Pharmaceuticals, Inc. (Alexion). As a result, the acquisition is expected to close on 21 July 2021.

Following closing, the new AstraZeneca shares issued to Alexion shareholders will be admitted to listing on the premium listing segment of the official list of the UK Financial Conduct Authority (FCA) and to the secondary listing on Nasdaq Stockholm. In addition, the new AstraZeneca American Depositary Shares (ADSs) will be admitted on the Nasdaq Stock Market. Trading on the London Stock Exchange's main market for listed securities, Nasdaq Stockholm and the Nasdaq Stock Market, is expected to commence on 22 July 2021. In addition, the Alexion shares will be de‐listed from the Nasdaq Stock Market. They will be deregistered under the Exchange Act as soon as practicable following completion of the acquisition.

Marc Dunoyer, Executive Director and Chief Financial Officer, said: "We are very pleased to have secured this critical final clearance from the UK Competition and Markets Authority for the acquisition of Alexion. We look forward to the imminent closing of the transaction so that we may pursue our shared ambition to bring more innovative medicines to patients worldwide and begin AstraZeneca's next chapter of growth."

The proposed acquisition, first announced in December 2020, will enhance the Company's scientific presence in immunology by adding Alexion's innovative complement-technology platforms and robust pipeline. Rare diseases represent a high-growth opportunity with rapid innovation and significant unmet medical needs. Shareholders of both companies overwhelmingly voted in support of the transaction on 11 May 2021.

Subject to completing the acquisition, a group focusing on rare diseases will be created. This group will be named 'Alexion, AstraZeneca Rare Disease', and will be headquartered in Boston, US.

Financial considerations
AstraZeneca anticipates providing updated 2021 financial guidance for the new, combined entity in due course. Consolidation of Alexion will start from the closing of the transaction and the first quarter of consolidated financial reporting is expected to be the third quarter of 2021 due for announcement on Wednesday 10 November 2021.

Rare diseases
Over 7,000 rare diseases are known today, and only approximately 5% have treatments approved by the US Food and Drug Administration.1 Demand in medicines for rare diseases is forecasted to grow by a low double-digit percentage in the future.2

Important additional information
In connection with AstraZeneca's proposed acquisition of Alexion (the Acquisition), AstraZeneca filed a registration statement on Form F-4 with the SEC on 12 April 2021 (the Registration Statement), which has been declared effective by the United States Securities and Exchange Commission, and which includes a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion (the proxy statement/prospectus), Alexion filed a proxy statement with the SEC (the proxy statement) on 12 April 2021, and each party will file other documents regarding the Acquisition with the SEC. Investors and security holders of Alexion are urged to carefully read the entire Registration Statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain the Registration Statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC's website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca's website at http://www.astrazeneca.com under the tab "Investors". The documents filed by Alexion with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. These documents may also be obtained free of charge on Alexion's internet website at http://www.alexion.com under the tab, "Investors" and under the heading "SEC Filings" or by contacting Alexion's Investor Relations Department at investorrelations@alexion.com.

Important notices relating to financial advisors
Evercore Partners International LLP (Evercore), which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for AstraZeneca and no one else in connection with the Acquisition and the matters referred to in this announcement and will not regard any other person as a client in relation to the matters set out in this announcement (whether or not a recipient of this announcement) and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to its clients, nor for providing advice in relation to the Acquisition or any other matter referred to in this announcement. Neither Evercore nor any of its subsidiaries, holding companies, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client in connection with the Acquisition or any statement contained in this announcement or otherwise. Apart from the responsibilities and liabilities, if any, which may be imposed on Evercore by the Financial Services and Markets Act 2000 (FSMA), or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Evercore nor any of its affiliates accepts any responsibility or liability whatsoever for the contents of this announcement, and no representation, express or implied, is made by it, or purported to be made on its behalf, in relation to the contents of this announcement, including their accuracy, fairness, sufficiency, completeness or verification of any statement contained in this announcement or any other statement made or purported to be made by it, or on its behalf, in connection with AstraZeneca or the matters described in announcement, and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. To the fullest extent permitted by applicable law, each of Evercore and its affiliates accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement, or any statement contained in this announcement.

Centerview Partners UK LLP (Centerview Partners), which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for AstraZeneca and no one else in connection with the Acquisition and the matters referred to in this announcement and will not regard any other person as a client in relation to the matters set out in this announcement (whether or not a recipient of this announcement) and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to its clients, nor for providing advice in relation to the Acquisition or any other matter referred to in this announcement. Neither Centerview Partners nor any of its subsidiaries, holding companies, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client in connection with the Acquisition or any statement contained in this announcement or otherwise. Apart from the responsibilities and liabilities, if any, which may be imposed on Centerview Partners by the FSMA, or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Centerview Partners nor any of its affiliates accepts any responsibility or liability whatsoever for the contents of this announcement, and no representation, express or implied, is made by it, or purported to be made on its behalf, in relation to the contents of this announcement, including their accuracy, fairness, sufficiency, completeness or verification of any statement contained in this announcement or any other statement made or purported to be made by it, or on its behalf, in connection with AstraZeneca or the matters described in this announcement, and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. To the fullest extent permitted by applicable law, each of Centerview Partners and its affiliates accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement, or any statement contained in this announcement.

Forward-looking statements
This announcement contains certain forward-looking statements with respect to the operations, performance and financial condition of the AstraZeneca Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures, as well as the ability of the parties to consummate the Acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the Acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion's operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion's business after Completion and realise expected synergies. Although the AstraZeneca Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the AstraZeneca Group undertakes no obligation to update these forward-looking statements. The AstraZeneca Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the AstraZeneca Group's control, include, among other things: the risks set out in Part II (Risk Factors) of the AstraZeneca shareholder circular published on 12 April 2021; failure or delay in delivery of pipeline or launch of new medicines; failure to meet regulatory or ethical requirements for medicine development or approval; failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties; competitive pressures including expiry or loss of IP rights, and generic competition; price controls and reductions; economic, regulatory and political pressures; uncertainty and volatility in relation to the UK's exit from the EU; failures or delays in the quality or execution of commercial strategies; failure to maintain supply of compliant, quality medicines; illegal trade in medicines; reliance on third-party goods and services; failure in information technology, data protection or cybercrime; failure of critical processes; uncertainty of expected gains from productivity initiatives; failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following Completion; failure to adhere to applicable laws, rules and regulations; the safety and efficacy of marketed medicines being questioned; adverse outcome of litigation and/or governmental investigations, including relating to the Acquisition; failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation; failure to achieve strategic plans or meet targets or expectations; failure in financial control or the occurrence of fraud; unexpected deterioration in AstraZeneca's or Alexion's financial position; the impact that the COVID-19 global pandemic may have or continue to have on these risks, on AstraZeneca's ability to continue to mitigate these risks, and on AstraZeneca's operations, financial results or financial condition; the risk that a condition to the closing of the Acquisition may not be satisfied, or that a regulatory approval that may be required for the Acquisition is delayed or is obtained subject to conditions that are not anticipated; the risk that AstraZeneca is unable to achieve the synergies and value creation contemplated by the Acquisition, or that AstraZeneca is unable to promptly and effectively integrate Alexion's businesses; and the risk that management's time and attention are diverted on Acquisition-related issues or that disruption from the Acquisition makes it more difficult to maintain business, contractual and operational relationships.

Neither AstraZeneca nor any of its associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Regulation Rules of the FCA), AstraZeneca is under no obligation, and AstraZeneca expressly disclaims any intention or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. In the US, a rare disease impacts less than 200,000 patients (as defined in the US Orphan Drug Act 1983).
2. EvaluatePharma, World Preview 2020, Outlook to 2026.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 July 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary